05035669

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED FEB 2 2 2005

SEC FILE NUMBER
8- 48109

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Osprey Partners, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Riverside Avenue
(No. and Street)

Westport	Connecticut	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matt Rebold 203-226-7432
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name — *if individual, state last, first, middle name*)

143 Weston Road	Weston	CT	06883
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 1 1 2005
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Matt Rebold, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Osprey Partners, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

MANAGING PARTNER
Title

12-8-04

[signature]
Notary Public

STEVE KYRATSOUS
NOTARY PUBLIC
MY COMMISSION EXPIRES APR. 30, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OSPREY PARTNERS, LLC

CONTENTS

Halpern & Associates, LLC

Certified Public Accountants and Consultants

143 Weston Road • Weston, CT 06883 • (203)227-0313 • FAX (203)226-6909 • Info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Osprey Partners, LLC

We have audited the accompanying statement of financial condition of Osprey Partners, LLC (the "Company"), as of December 31, 2004 and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express and opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Osprey Partners, LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 - 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Halpern & Associates, LLC

Weston, Connecticut
February 7, 2005

OSPREY PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$	23,192
Fees receivable		2,357,019
Investment in non-marketable securities		20,100
Furniture and equipment, at cost, net of $50,936 accumulated depreciation of $50,618		318
Other assets		8,250
TOTAL ASSETS	$	2,408,879

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accrued expenses and other liabilities	$	5,626
MEMBERS' EQUITY		2,403,253
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	2,408,879

The accompanying notes are an integral part of this statement.

OSPREY PARTNERS, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUE		
Fee income		$2,420,021
Interest income		254
TOTAL REVENUE		2,420,275
EXPENSES		
Commission expense	$ 54,757	
Pension expense	41,000	
Professional fees	39,547	
Rent and occupancy	24,000	
Insurance	21,083	
Office supplies and expenses	19,237	
Travel and entertainment	15,378	
Salaries	15,326	
Miscellaneous	13,833	
Taxes other than those on income	3,435	
Depreciation	830	
Utilities	242	
TOTAL EXPENSES		248,668
NET INCOME		$2,171,607

The accompanying notes are an integral part of this statement.

OSPREY PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2004

Members' equity -January 1, 2004	$2,366,646
Net Income	2,171,607
Withdrawals	(2,135,000)
Members' equity - December 31, 2004	$2,403,253

The accompanying notes are an integral part of this statement.

OSPREY PARTNERS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income		$ 2,171,607
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	$ 830	
(Increase) decrease in operating assets:		
Fees receivable	(111,619)	
Other assets	(2,000)	
Increase (decrease) in operating liabilities:		
Accrued expenses and other liabilties	288	
TOTAL ADJUSTMENTS		(112,501)
NET CASH PROVIDED BY OPERATING ACTIVITIES		2,059,106
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Furniture and Equipment		(318)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital Witdrawals	(2,160,000)	
Capital Contributions	25,000	
NET CASH USED FOR FINANCING ACTIVITIES		(2,135,000)
NET DECREASE IN CASH		(76,212)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		99,404
CASH AND CASH EQUIVALENTS AT END OF YEAR		$ 23,192

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Interest received during the year	$ 254

The accompanying notes are an integral part of this statement.

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

Osprey Partners, LLC (the Company) was organized in the State of Connecticut in December 1994 and began doing business as a registered broker-dealer in securities with the Securities and Exchange Commission in December 1995. The Company was organized primarily to provide marketing services under written contracts with investment management organizations.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America.

Depreciation is provided for on accelerated methods over the useful lives of the assets.

For purposes of the statement of cash flow, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates by management. Actual results could differ from these estimates.

Investments in non-marketable securities are carried at historical cost, less any valuation allowance deemed necessary by management.

3. REVENUE CONCENTRATION

The Company provides marketing services for investment management organizations. One customer generated a significant portion of the Fee Income reported in the Statement of Operations in 2004.

The revenue concentration is summarized as follows:

Total Fee Income	$2,420,021
Concentrated Revenue	2,309,009
Percentage of Total Fee Income	95%

4. RELATED PARTY

For the year ended December 31, 2004, the Company paid Osprey Management, LLC, a company owned by the members of this Company, a fee of $54,757. As of December 31, 2004, there was no additional amount due from the Company to Osprey Management, LLC.

5. PENSION PLAN

The Company has a noncontributory money purchase pension plan for all eligible employees, in which it will contribute on behalf of its employees, an amount equal to 10% of their compensation. Plan assets consist of certificates of deposit and money market funds.

Additionally, the Company has a profit-sharing plan covering substantially all qualified employees. Contributions to the plan are determined annually by the members of Company. Contributions to the plan for the year ended December 31, 2004 were $41,000.

6. COMMITMENT

The Company rents office space in Connecticut under a lease agreement, which expires during 2005. Minimum future lease payments, exclusive of required payments for increases in real estate tax are $14,000 for the year ended December 31, 2005.

7. INCOME TAXES

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. As an LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by its members on their individual tax returns based on methodology prescribed in the Company's Operating Agreement.

8. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no customer accounts.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $17,566, which exceeded the minimum requirement of $5,000 by $12,566. The Company's ratio of aggregate indebtedness to net capital ratio was .32 to 1.

10. SUBSEQUENT EVENT

Anticipated member withdrawals within the next 6 months are estimated to be approximately $2,300,000. The Company will submit written notice regarding this matter to the Securities and Exchange Commission, and the National Association of Broker Dealers in accordance with rule 15c3-1(e)(1)(i).

OSPREY PARTNERS, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15C3-1

DECEMBER 31, 2004

CREDITS		
Members' equity		$2,403,253
DEBITS		
Fees receivable	$ 2,357,019	
Investments	20,100	
Furniture and equipment, at cost, net of accumulated depreciation	318	
Other assets	8,250	
TOTAL DEBITS		2,385,687
NET CAPITAL		17,566
Minimum net capital requirement		5,000
EXCESS NET CAPITAL		$12,566
AGGREGATE INDEBTEDNESS		
Accrued expenses and other liabilities		$ 5,626

Ratio of aggregate indebtedness to net capital .32 to 1

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There are no material differences between the above computation and the computation included in the Company's corresponding Focus 17(a)-5 Part IIA filing.

See the accompanying Independent Auditors' Report.

OSPREY PARTNERS, LLC

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

FOR THE YEAR ENDED DECEMBER 31, 2004

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

See the accompanying Independent Auditors' Report

Halpern & Associates, LLC

Certified Public Accountants and Consultants

143 Weston Road • Weston, CT 06883 • (203)227-0313 • FAX (203)226-6909 • Info@Halpernassoc.com

ACCOUNTANT'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Members of
Osprey Partners, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Osprey Partners, LLC (the "Company"), for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5 (g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Osprey Partners, LLC to achieve all the divisions and duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Halpern & Associates, LLC

Weston, Connecticut
February 7, 2005